DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

09047485

FILE NUMBER 67952-00001

December 1, 2009

SUPPL

2009 DEC 14 A 8:11

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
JSS/jss

12/14

Date: **December 1, 2009** **Exemption No: 82-35102**

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	November 2, 2009 November 12, 2009 November 30, 2009
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A

(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	<u>Document Name or Information</u>	<u>Date Filed</u>
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	November 2, 2009 November 12, 2009 November 30, 2009
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A

(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR09-07 November 2, 2009**

New Geochemical Target Identified at Paragon's Lake Douglas VMS Project

- Government survey outlines highly anomalous multi-element anomaly near Lake Douglas Massive Sulphides -

Paragon Minerals Corporation (TSX.V-PGR; "Paragon") is pleased to provide an update on its 100%-owned Lake Douglas VMS project, located 20 kilometres southwest of the Duck Pond Cu-Zn mine in central Newfoundland. Recent till sampling by the Government of Newfoundland and Labrador has returned a significant geochemical anomaly at the Flexure Prospect.

The regional till sampling program carried out by the Geological Survey Division of the Newfoundland and Labrador Department of Mines and Energy (Open File report 12A/1449; Smith et. al., 2009) was released on October 27, 2009, and covered in part, the Lake Douglas project. The survey returned a highly-anomalous till sample at Paragon's **Flexure Prospect,** a priority target area on the property. The sample returned assays of 163 ppb gold, 288 ppm copper, 492 ppm zinc, 1479 ppm lead and 10278 ppm arsenic, making it one of the most significant till samples within the Victoria Lake Volcanic Belt.

The **Flexure Prospect** is located five kilometres southwest and along strike of the Lake Douglas massive sulphide discovery (see Paragon News Release dated December 13, 2007). The new, highly anomalous till sample is underlain by similar hydrothermally altered volcanic stratigraphy to that hosting the massive sulphides, and coincides with a 400 metre long multi-element (copper, lead, zinc, silver, gold) soil geochemical anomaly and a high priority airborne EM target. No drilling has been completed in this area.

To date, exploration work completed by Paragon has outlined four high priority areas on the property with excellent potential to host large-tonnage base metal VMS deposits. One area, the Lake Douglas prospect has been drill tested (7 holes, 2,062 metres) with one drillhole (LD07-04) intersecting semi-massive to massive sulphide mineralization grading up to **6.30% zinc, 4.19% lead, 0.39% copper and 82.86 g/t silver** over 6.45 metres

"The recent government geochemical survey results underscore the potential for additional massive sulphides to be discovered on our property." said Mike Vande Guchte, President & CEO of Paragon Minerals Corporation. "With only seven drillholes in the project area and numerous attractive, untested VMS targets, we consider the potential for new base metal discoveries to be excellent." Paragon is looking at various alternatives to advance the project.

The Lake Douglas project is located 20 kilometres southwest of Teck Resources Duck Pond Cu-Zn Mine and immediately south of Paragon's 100%-owned South Tally Pond project. The volcano-sedimentary stratigraphy at Lake Douglas is very similar to other sediment-rich VMS base metal camps such as the world-class Bathurst Mining Camp in northern New Brunswick.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. Paragon and its exploration partners are focused on gold and base metal exploration in Eastern Canada. Further details on the Lake Douglas project and other properties can be found on the Company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person – All Paragon projects are supervised by Qualified Person David Copeland, M.Sc., P.Geo. Mr. Copeland reviewed and approved the technical contents of this news release. Historical results were obtained from published reports available in the public domain.

Forward-looking statements *- This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding regulatory approvals, current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.


NEWFOUNDLAND
Duck Pond Cu-Zn Mine
Duck West
Gills Pond
Beaver Lake
Higher Levels
Rogerson Lake
Bindons Pond
Lemarchant
Spencers Pond
Haven Steady
Lake Douglas Prospect
Lake Douglas East Propsect
South Tally Pond VMS Project
Flexure Prospect
Lake Douglas VMS Project
LOTW Prospect
0 2 4 6 8 10
Kilometers
Paragon Minerals Corporation
Lake Douglas VMS Project
Location Map
Drawn: RGR
NTS: 12A
Fig:
Scale: 1:150,000
Datum: NAD27
Date: Jan 2009

For more information, contact Michael Vande Guchte, President & CEO or Bill Cavalluzzo, VP Investor Relations at (604) 629-2353
Paragon Minerals Corporation, Suite 1500–701 West Georgia Street, Vancouver B.C. CANADA V7Y 1C6

Exemption No. 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR09-08 November 12, 2009**

Paragon Signs Deal to Acquire High-Grade Gold Project in Northwestern Ontario
- grab samples assay up to 276.0 g/t gold (8.06 oz/ton) -

Paragon Minerals Corporation (TSX-V: PGR; "Paragon") is pleased to report that Paragon has entered into an option agreement to acquire a 100% interest in the Gold Star property in north-western Ontario. The property consists of 29 claims (323 units) and is located in the Archean-aged Sturgeon Lake Gold Belt near the community of Savant Lake, Ontario approximately 230 kilometres northwest of Thunder Bay, Ontario, Canada. Paragon completed a field investigation of the property in October where sampling confirmed the high-grade gold occurrences. Results of quartz-vein grab samples collected from the key gold prospects are summarized below.

- 34.2 g/t to 276.0 g/t gold (0.99 to 8.06 oz/ton) at the Powell Gold Prospect (4 grab samples);
- 3.46 g/t to 22.80 g/t gold (0.10 to 0.66 oz/ton) at the Davidson-Carr Gold Prospect (5 grab samples); and
- 49.8 g/t gold (1.45 oz/ton) at the Y-Island Gold Prospect with 6.14 g/t gold (0.18 oz/ton) from the sheared host wallrock.

"We are attracted to this gold property because of the favourable structural environment, multi-ounce gold occurrences, and the under-explored nature of the project area. The property was explored intermittently over 20 years ago and has seen very limited diamond drilling." said Michael Vande Guchte, President and CEO of Paragon Minerals Corporation. "The Gold Star property is part of Paragon's ongoing strategy to acquire, advance and build our portfolio of gold and base metal assets within under-explored, low-cost, mining friendly jurisdictions."

The Gold Star property is underlain by Archean-aged mafic and felsic volcanic rocks (greenstone) that are cut by later intrusive rocks related to the Lewis Lake granites to the west and/or the Sturgeon Narrows intrusive complex to the southeast. The gold-bearing quartz veins are hosted within north-northeast trending shear zones that are well developed at lithological boundaries. Late folding and structural disruption of the shear zones and primary gold mineralization show the potential for remobilization and concentration of gold within later structures; a feature common to many high-grade gold environments.

The property area was initially explored in the early 1900's which led to the discovery of numerous high-grade, gold-bearing quartz vein systems in shear zones. The area saw very little further work until the 1970's and 1980's when intermittent exploration work was carried out including ground geophysics and limited diamond drilling. Highlights of this historical assessment work at key prospects include:

- 4.66 oz/ton gold and 0.66% copper from select grab samples at the Y-Island gold prospect;
- 4.62 oz/ton gold over 0.5 feet in drillhole completed at the Davidson-Carr gold prospect with 0.12 oz/ton gold over 5.5 feet in the associated shear zone; and
- 0.87 oz/ton gold over 4 feet in one of two diamond drillholes completed at the Powell gold prospect.

To acquire a 100% interest in the property, Paragon must make total cash payments of $95,000 and issue 200,000 common shares of Paragon to the property vendor over a three year period. The property vendor will retain a 1.5% net smelter royalty, of which 50% can be purchased by Paragon at any time for $750,000. The option agreement is subject to the approval of the TSX Venture Exchange.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. Paragon and its exploration partners are focused on gold and base metal exploration in Canada. Further details on the Gold Star property will be made available on the Company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person – All Paragon projects are supervised by Qualified Person David Copeland, M.Sc., P.Geo, Exploration Manager for Paragon. Mr. Copeland reviewed and approved the technical contents of this news release. Historical results were obtained from published assessment reports available in the public domain. Rock samples collected by Paragon were delivered to ALS Chemex (an independent testing laboratory) in Thunder Bay, Ontario for sample preparation. Sample pulps were shipped to ALS Chemex in North Vancouver, BC for gold analysis (metallic screen fire assay method with atomic absorption finish). Where samples assayed greater than 100 g/t gold, the sample was re-assayed with gravimetric method. Twenty-seven element ICP analysis was completed on all samples. External blanks and standards were not inserted into the sample stream, internal standards reported by ALS Chemex indicate the data is of acceptable quality and the sample results correspond well with gold observed in the samples. Duplicate analyses of the sample pulps reasonably reproduced the original sample grades. Gold concentrations are reported in grams per metric tonne and have been converted and reported in troy ounces/short ton.

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding regulatory approvals, current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."



Legend
Shale, Argillite
Felsic Volcanic
Mafic Volcanic
Felsic Intrusive
Gold Star Property Outline
Staked Mining Claims
Mineral Occurences
670000
675000
665000
670000
5565000
5560000
5555000
5550000
5545000
5555000
5550000
5545000
N
NORTHEAST ARM CREEK
POWELL
DAVIDSON -CARR
RICHELIEU
Y ISLAND
ST. ANTHONY
MORGAN ISLAND
RAINBOW ISLAND
OZ ISLAND
Sturgeon Lake
Squaw Lake
Northeast Arm
0 1 2 4
Kilometers

Paragon Minerals Corporation

Gold Star Project

PROJECT LOCATION AND GEOLOGY

Figure 1	NTS: 52J/02	PGR - TSX.V
Scale 1:100,000	Datum: NAD83	Date: Nov. 2009

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR09-09 November 30, 2009**

Not for distribution to U.S. news wire services or dissemination in the United States

Paragon Announces $975,000 Non-Brokered Private Placement

Paragon Minerals Corporation (PGR:TSX-V) (the "Company") announces a non-brokered private placement of up to 1,607,142 non-flow-through units ("NFT Unit") at a purchase price of $0.14 per NFT Unit and 4,687,500 flow-through Unit ("FT Unit") at a purchase price of $0.16 per FT Unit for gross proceeds of $975,000.

Each NFT Unit will consist of one common share of the Company and one common share purchase warrant with a term of 24 months from the date of closing. Each warrant will entitle the holder to acquire one additional common share of the Company at an exercise price of $0.21 per common share in year one and $0.26 per common share in year two.

Each FT Unit will consist of one flow-through common share of the Company and one-half of one common share purchase warrant with a term of 24 months from the date of closing. Each whole warrant will entitle the holder to acquire one additional non-flow-through common share of the Company at an exercise price of $0.23 per common share in year one and $0.29 per common share in year two.

The net proceeds from the financing will be used for exploration expenses on the Company's key properties, and as general working capital. The gross proceeds from the flow-through shares will be incurred as Canadian exploration expenses, as defined in the *Income Tax Act of Canada*, and renounced to the subscribers with an effective date of December 31, 2009.

This private placement is subject to acceptance for filing by the TSX Venture Exchange and all securities are subject to a hold period of four months from the closing date of the private placement. A finder's fee of cash and/or warrants will be paid to Limited Market Dealer Inc. for the portion of the private placement subscribed to by MineralFields.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on base and precious metal exploration in Newfoundland & Labrador and Ontario. Details on the Company can be found on the website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Note: The securities offered have not been registered under the U.S. Securities Act of 1993, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Forward-looking statements *- This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends",*

"estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding regulatory approvals, current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."